787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 9, 2021

VIA EDGAR

Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Private Investments Fund

(Securities Act File No. 333-239575, Investment Company Act File No. 811-23584)

Response to Staff Comments

Dear Ms. O’Neal:

This letter responds to supplemental comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission that you provided in telephone conversations with Jay Spinola and Michael A. DeNiro of Willkie Farr & Gallagher LLP on January 11, 2021 and February 5, 2021, with respect to the registration statement on Form N-2 of BlackRock Private Investments Fund (the “Fund”) filed on June 30, 2020 (the “Registration Statement”) and the Fund’s responses to the Staff’s initial comments with respect to the Registration Statement in a letter filed on EDGAR on December 21, 2020 (the “Prior Letter”).

For the convenience of the Staff, the substance of the comments has been restated below. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to each of the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Fund. The Fund anticipates making changes in response to the comments in a Pre-Effective Amendment (the “Amendment”) to the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Comment No. 1:	Please provide the contact information of the FINRA staff member who has reviewed the proposed underwriting terms and arrangements for the transactions described in the Registration Statement in connection with the issuance of a no objections letter to the Fund.

Response No. 1:	The Fund confirms that, prior to the Registration Statement being declared effective, it will provide the Staff with a copy of the no objections letter and the contact information of the relevant FINRA staff member available to the Fund.

NEW YORK    WASHINGTON    HOUSTON    PALO ALTO    SAN FRANCISCO    CHICAGO    PARIS    LONDON    FRANKFURT     BRUSSELS    MILAN    ROME

February 9, 2021

Comment No. 2:	The Staff reiterates its comment no. 4 from the Prior Letter that, because the Fund has “private investments” in its name, the Fund must state a policy of investing at least 80% of its assets in “private investments.” See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (the “Investment Company Act”).

Response No. 2:	After further consideration and without necessarily conceding that Rule 35d-1 should apply or that “private investments” connotes an asset class, the Fund has determined to adopt an 80% policy in response to the Staff’s comment. The Fund will add the following disclosure in the Amendment regarding its 80% policy in the sub-section of the Prospectus entitled “The Fund’s Investments – Investment Objective and Strategy – Investment Strategy” (and make other conforming edits in the Amendment as appropriate):

“Under normal circumstances, the Fund will invest (which for this purpose includes unfunded capital commitments) at least 80% of its Managed Assets in private investments. For purposes of this policy, “private investments” include, without limitation, Direct Investments (as defined below), interests in Portfolio Funds, securities or other instruments acquired by the Fund in transactions exempt from the registration requirements of the Securities Act of 1933, including without limitation 144A securities, privately placed bank loans, restricted securities, securities acquired in private placements made under Regulation D and similar private investments, and securities or other instruments for which no secondary market is readily available, including, for the avoidance of doubt, any such assets that may be held in the Income-Focused Sleeve. Issuers of private investments may not have a class of securities registered and may not be subject to periodic reporting pursuant to the Securities Exchange Act of 1934, as amended. The Fund may invest up to 20% of its Managed Assets in investments that are not private investments. For liquidity management or in connection with implementation of changes in asset allocation or when identifying private investments for the Fund during periods of large cash inflows or otherwise for temporary defensive purposes, the Fund may hold more than 20% of its Managed Assets in investments that are not private investments or in cash or cash equivalents.”

Prospectus Cover

Comment No. 3:	Please revise the front cover page of the Prospectus to add a bullet point under the 5th paragraph stating, “An investment in the Shares is not suitable for an investor if the investor might need access to the money invested in the foreseeable future.” In addition, please revise the third bullet under paragraph 5 to make clear that the Fund is not under any obligation to make repurchases of Fund shares.

February 9, 2021

Response No. 3:	The Fund has revised the cover page of the Prospectus as requested.

Prospectus Summary

Comment No. 4:	The Staff refers to its comment no. 10b in the Prior Letter. Please confirm supplementally that any investment advisory contract between a non-U.S. Blocker Subsidiary and its investment adviser will comply with the provisions of Section 15(a) of the Investment Company Act, and that any such contract will be filed as an exhibit to the Registration Statement.

Response No. 4:	As stated in the Prior Letter, the Fund takes the position that, because a Blocker Subsidiary is not required to be registered as an investment company under the Investment Company Act, by its terms Section 15(a) of the Investment Company Act would not apply to any Subsidiary Advisory Contract (as defined in the Prior Letter). Nonetheless, the Fund confirms that any Subsidiary Advisory Contract that is entered into by a Blocker Subsidiary will satisfy the provisions of Section 15(a) of the Investment Company Act as if such provisions applied. The Fund further confirms that any Subsidiary Advisory Contract will be filed as an exhibit to the Registration Statement following the time any such Subsidiary Advisory Contract has been entered into by a Blocker Subsidiary.

Comment No. 5:	The Staff refers to its comment no. 10c in the Prior Letter. Please confirm supplementally whether the principal investment strategies that are employed by any non-U.S. Blocker Subsidiary will be the same as the principal investment strategies that are employed by the Fund.

Response No. 5:	The Fund confirms that the principal investment strategies that would be employed by any Blocker Subsidiary would be the same as the principal investment strategies that are employed by the Fund with respect to its Private Equity Sleeve, and that any investments that would be made by a Blocker Subsidiary would be limited to those that are permitted to be made by the Fund directly through its Private Equity Sleeve in accordance with the principal investment strategies of the Fund as disclosed in the Registration Statement.

Prospectus

Comment No. 6:	The Staff reiterates comment no. 17 from the Prior Letter regarding the payment terms for shareholders who tender their shares in connection with the Fund’s repurchase offer, as described in the Registration Statement. While the Staff has permitted the use of a promissory note to satisfy the “prompt payment” provisions of Rules 13e-4(f)(5) and 14e-1C of the Securities Exchange Act of 1934 for certain funds of hedge funds, the Staff has not previously permitted the use of a promissory note to satisfy such requirements in the case of a fund that also makes direct investments. The Staff is not inclined at this time to extend its position beyond arrangements previously permitted.

February 9, 2021

Response No. 6:	As we have discussed with the Staff, the use of a promissory note in connection with the repurchase of shares by the Fund primarily reflects the operational and timing constraints involved in arriving at a final quarter-end valuation of the private funds and direct private investments that will be held by the Fund, and is intended to ensure that all shareholders are protected and treated fairly, whether they are tendering shareholders, continuing shareholders or subscribing shareholders (who will purchase shares at the quarter-end net asset value (“NAV”) per share, which, under the current arrangement, would be the same price paid to tendering shareholders).

As disclosed in the Registration Statement, the Fund will engage in a continuous offering of its common shares and accept subscriptions quarterly. The Fund will determine its NAV quarterly in connection with investor subscriptions and, in future years, proposes to make tender offers to repurchase shares based on the Fund’s NAV per share at quarter-end. The valuation of the Fund’s private fund and direct private investments will be subject to a robust process that entails a number of operational steps and that does not lend itself to completion in a compressed time frame. The Adviser has developed detailed procedures and related controls to fair value these investments, including certain manual processes, and will require an appropriate amount of time after quarter-end for the determination and finalization of the quarter-end fair values of portfolio investments and calculation of the quarterly NAV per share.

The process for fair valuing the Fund’s private investments will begin prior to quarter end as the Fund seeks information from various sources, notably the third party private equity sponsors of the private funds and/or private companies in the Fund’s portfolio. The Fund also intends to utilize third party valuation services as part of the fair valuation process. The Adviser will then review and analyze the valuation information, apply appropriate valuation models and methodologies, and use other available data to determine the fair value of each portfolio investment as of quarter-end. After the determination of the fair value of any investment is made, it must be approved by the Valuation Committee before the total value of the Fund’s portfolio as of quarter-end can be calculated. Following the determination of the total value of the Fund’s portfolio as of quarter-end, the remainder of the process for determining the NAV per share of each share class must be completed, including through application of appropriate expense accruals (which, in many cases are determined as a percentage of total assets, so cannot be applied until after the value of the portfolio is finalized). Other appropriate service providers (such as the Fund’s transfer agent and fund accounting agent) are also involved in this process. In addition, to the extent the Fund invests through wholly owned subsidiaries, the value of the Fund’s investment in the subsidiary must also be calculated. Accordingly, while the total net asset value of the Fund’s assets and the NAV per share will be determined as of quarter-end, these numbers will not be finalized until several weeks after quarter-end.

February 9, 2021

In light of the complex and detailed valuation process, the use of a promissory note and the timeline for payment on the note are intended to protect all shareholders by ensuring that they will all transact at the same price per share. Specifically, the use of the promissory note ensures that tendering shareholders will receive an accurate price for their shares (i.e., quarter-end NAV per share) that is the same as the price paid by shareholders who subscribe for shares immediately following (and based on a price determined as of) the same quarter-end date used to value tender offer proceeds, and that continuing shareholders will not be diluted (which would be the case if tendering shareholders were paid in full based on a preliminary NAV per share that was greater than the final NAV calculated once the valuation process was completed after the quarter-end).

The proposal described in the Registration Statement reflects the use of forward pricing for tendered shares based on the NAV per share as of the quarter end immediately following the expiration of the tender offer. The use of a promissory note helps ensure that both tendering shareholders and newly subscribing shareholders transact at the same price and avoids the potential dilution of both new and continuing shareholders from the use of alternative pricing and payment arrangements for the tender offer. By using a promissory note, the Fund can better ensure that tendering shareholders are receiving an accurate price for their shares that reflects the same quarter-end NAV per share that will be paid by newly subscribing shareholders. This outcome is consistent with the purpose underlying section 23(c) of the Investment Company Act.

The Fund notes that registered closed-end funds investing in underlying private funds have been using promissory notes to effect payment for tender offers since at least the early 2000s. This method of payment, which is designed to treat all shareholders fairly as final valuations are determined, has since become industry practice for funds investing in both private funds and private companies. Investors and financial intermediaries are familiar with this mechanism for gaining liquidity for fund shares. The Fund believes that payment of tender offer proceeds will be made “promptly” in light of the facts and circumstances specific to the Fund and its underlying investments, particularly the fair valuation process applied to the Fund’s underlying investments. In the interpretive release on mini-tender offers and limited partnership tender offers, the Commission acknowledged that the tender offer rules do not define “promptly” and that this standard “may be determined by the practices of the financial community.” (See Exchange Act Release No. 43069 (July 31, 2000)). As noted above, this method of payment has become industry practice for this type of fund.

The Staff has suggested that the use of a promissory note has been permitted only for funds of hedge funds and not for funds that also make direct investments. As we have discussed with, and identified to, the Staff, there are several examples of funds with principal strategies comparable to those of the Fund that also rely on the use of a promissory note to effect prompt payment in connection with share

February 9, 2021

repurchases. Like the Fund, each of these funds is permitted by its principal strategies to invest both in portfolio fund interests and directly in equity and/or debt of operating companies. We respectfully disagree with the Staff that any discernible distinction can be drawn between the Fund and other similar funds that have been permitted to rely on the use of a promissory note. By taking its position with respect to the Fund, the Staff will put the Fund and its shareholders on a disadvantaged footing relative to competitor funds and their shareholders.

In light of the discussion above, the Fund respectfully submits that it is appropriate for the Fund to make tender offers in the manner disclosed in the Registration Statement and that no change to the Fund’s tender offer procedures is required.

Statement of Additional Information

Comment No. 7:	The Staff reiterates its comment no. 19 from the Prior Letter regarding the Fund’s investment policies on concentration. The Staff’s position is that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance. Please add disclosure to clarify that the Fund will consider the investments in Portfolio Funds when determining the Fund’s compliance with its concentration policies.

Response No. 7:	As stated in the Prior Letter, the Fund is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in a particular industry. In addition, the Fund notes that it may not always be possible, at the time of investment, for the Fund to know the specific investments that are held, or that will be held, by a Portfolio Fund (e.g., in the case of a “blind pool” investment). Nonetheless, the Fund confirms that, at the time of initial investment in a Portfolio Fund, the Fund will consider the information made available to it with respect to such Portfolio Fund for purposes of determining whether the Fund will treat an investment in the Portfolio Fund as an investment by the Fund in a particular industry. The Fund will revise the disclosure on its concentration policy in the Amendment as follows:

“Under these fundamental investment restrictions, the Fund may not:

1.    Concentrate its investments in a particular industry, as that term is used in the Investment Company Act. ~~This investment restriction does not apply to investments by the Fund in Portfolio Funds. The Fund may invest in Portfolio Funds that concentrate their assets in one or more industries.~~For purposes of this investment restriction, neither the Fund’s

February 9, 2021

investments in Portfolio Funds generally nor its investments in Portfolio Funds following the same general strategy are deemed to be investments in a single industry.

[…]

With respect to the fundamental policy relating to concentration set forth in (1) above, the Investment Company Act does not define what constitutes “concentration” in an industry. The SEC staff has taken the position that investment of 25% or more of a fund’s total assets in one or more issuers conducting their principal activities in the same industry or group of industries constitutes concentration. It is possible that interpretations of concentration could change in the future. The policy in (1) above will be interpreted to refer to concentration as that term may be interpreted from time to time. The policy also will be interpreted to permit investment without limit in the following: securities of the U.S. Government and its agencies or instrumentalities; tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; and repurchase agreements collateralized by any such obligations. Accordingly, issuers of the foregoing securities will not be considered to be members of any industry. There also will be no limit on investment in issuers domiciled in a single jurisdiction or country. Finance companies will be considered to be in the industries of their parents if their activities are primarily related to financing the activities of the parents. Each foreign government will be considered to be a member of a separate industry. With respect to fundamental investment restriction (1), at the time of initial investment in a Portfolio Fund, the Fund will consider the information made available to it with respect to such Portfolio Fund for purposes of determining whether the Fund will treat an investment in the Portfolio Fund as an investment by the Fund in a particular industry. With respect to the Fund’s industry classifications, the Fund ~~currently utilizes~~may utilize any one or more of the industry sub-classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by the Advisor. The policy ~~also will be interpreted to give broad~~provides authority to the Fund ~~as to how~~ to classify issuers within or among industries in its reasonable discretion.”

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February 9, 2021

Please do not hesitate to contact me at (212) 728-8147 if you have comments or if you require additional information regarding the Fund.

Respectfully submitted,

/s/ Michael A. DeNiro
Michael A. DeNiro

cc:	Janey Ahn, Esq., BlackRock, Inc.

Dean A. Caruvana, Esq., BlackRock, Inc.

Jay Spinola, Esq., Willkie Farr & Gallagher LLP